Exhibit (a)(1)(C)

EMPIRE STATE REALTY OP, L.P.
Offer To Exchange
Private Perpetual Preferred Operating Partnership Units
for
Series ES Operating Partnership Units
Series 60 Operating Partnership Units
Series 250 Operating Partnership Units
and
Series Pr Operating Partnership Units

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 26, 2014
UNLESS EXTENDED OR TERMINATED BY US.

May 28, 2014

To Brokers, Dealers and Other Nominees:

Empire State Realty OP, L.P. (the “Company,” “our,” “we” or “us”) is offering to acquire up to 15,000,000 of the Company’s outstanding common operating partnership units (“OP Units”) on a one-for-one basis in exchange for an equal number of its newly-issued Private Perpetual Preferred Operating Partnership Units (“Preferred Units”), with a liquidation preference of $16.62 per unit, which was the closing price of the Class A common stock of our general partner, Empire State Realty Trust, Inc., on the New York Stock Exchange on May 23, 2014, upon the terms and conditions set forth in the Offer to Exchange, dated May 28, 2014 (the “Offer to Exchange”) and in the related Letters of Transmittal (which together, as amended, supplemented or otherwise modified from time to time, collectively constitute the “Exchange Offer”).

If all conditions to the Exchange Offer are satisfied or waived, the Company will acquire a total of 15,00,000 OP Units, or approximately 10.0% of the total number of outstanding OP Units, on a pro rata basis from all tendering holders of OP Units, disregarding fractions, according to the number of OP Units tendered by each holder. Any OP Units not accepted will be credited back to the appropriate account promptly following the expiration or termination of the Exchange Offer. The Exchange Offer is conditioned upon, among other things, there being validly tendered and not withdrawn at least 1,200,000 OP Units. We expect that holders of OP Units who tender their OP Units in the Exchange Offer will still receive full distributions for all periods during which they held the OP Units and we expect that the exchange of OP Units for Preferred Units in the Exchange Offer will not cause a holder to recognize gain for tax purposes. The description of the Exchange Offer in this letter is only a summary and is qualified by all of the terms and conditions of the Exchange Offer set forth in the Offer to Exchange and the Letters of Transmittal.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE IN ORDER TO OBTAIN THEIR INSTRUCTIONS. THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 26, 2014, OR SUCH OTHER DATE TO WHICH THE OFFER MAY BE EXTENDED.

In connection with the Exchange Offer, please forward copies of the enclosed materials to your clients for whom you hold Series ES OP Units, Series 60 OP Units, Series 250 OP Units or Series PR OP Units registered in your name or in the name of your nominee. For your information and for forwarding to your clients, we are enclosing the following documents:

1.	Offer to Exchange, dated May 28, 2014;

2.	a Letter of Transmittal for each series of OP Units for your use and for the information of your clients;

3.

a form of letter that may be sent to your clients for whose accounts you hold OP Units registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Exchange Offer; and

4.	a cover letter from the Company briefly describing the Exchange Offer.

Participants of The Depository Trust Company (the “DTC”) will be able to execute tenders through the DTC’s Automated Tender Offer Program. No guaranteed delivery procedures are being offered in connection with the Exchange Offer.

MacKenzie Partners, Inc. is acting as Information Agent and American Stock Transfer & Trust Company, LLC is acting as Depositary in connection with the Exchange Offer. The Information Agent may contact holders of OP Units by mail, telephone, facsimile and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Exchange Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services and will be reimbursed by us for reasonable out-of-pocket expenses. The Information Agent will be indemnified against certain liabilities in connection with the Exchange Offer, including certain liabilities under the federal securities laws.

Under no circumstances will interest by paid on the consideration payable for OP Units, regardless of extension of, or amendment to, the Exchange Offer or any delay in delivering such consideration. The Company will not pay any fees or commissions to brokers, dealers, other nominees or other persons for soliciting tenders of OP Units in connection with the Exchange Offer. The Company will, however, upon request, reimburse brokers, dealers and other nominees for customary clerical and mailing expenses incurred by them in forwarding materials to their customers. Transfer taxes on the acquisition of OP Units pursuant to the Exchange Offer, if any, will be paid by us.

Questions regarding the terms of the Exchange Offer, and requests for assistance or for additional copies of the Offer to Exchange and any other required documents, may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of the Offer to Exchange.

Sincerely,

EMPIRE STATE REALTY OP, L.P.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU THE AGENT OF THE COMPANY, OUR GENERAL PARTNER, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE EXCHANGE OFFER NOT CONTAINED IN THE OFFER TO EXCHANGE OR THE LETTERS OF TRANSMITTAL.